SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

__________________________________________

Paysafe Ltd.
(Name of Issuer)
Common Shares, par value $0.0001 per share
(Title of Class of Securities)
G6964L107
(CUSIP Number)
Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2022
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 40,558,641*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 40,558,641*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,558,641*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%*
(14)	TYPE OF REPORTING PERSON* CO
* Includes all Common Shares beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 40,558,641*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 40,558,641*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,558,641*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%*
(14)	TYPE OF REPORTING PERSON* OO
* See Item 5.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on January 3, 2022 (as amended from time to time, the “Schedule 13D”), and relates to the common shares, par value $0.001 per share (the “Common Shares”), of Paysafe Ltd. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

From September 16, 2022 through November 9, 2022, CHL sold 5,000,000 Warrants for $423,685, net of fees, or approximately $0.0847 per Warrant.

On October 31, 2022, CHL sold 1,000,000 Common Shares for $1,429,667, net of fees, or $1.43 per Common Share. On November 10, 2022, CHL sold 8,000,000 Common Shares for $10,176,200, net of fees, or $1.27 per Common Share. On November 11, 2022, CHL sold 1,000,000 Common Shares for $1,448,200, net of fees, or $1.45 per Common Share. On November 14, 2022, CHL sold 1,371,437 Common Shares for $2,037,681, net of fees, or $1.49 per Common Share. On November 15, 2022, CHL sold 7,828,563 Common Shares for $11,530,690, net of fees, or $1.47 per Common Share.

Information as of the date of this Amendment No. 1 is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Shares outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 727,181,035 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on October 19, 2022, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of Common Shares issuable upon the exercise of Warrants owned by the Reporting Persons, if any.

As of November 15, 2022, the Reporting Persons beneficially owned an aggregate of 40,558,641 Common Shares, which represents approximately 5.58% of the outstanding Common Shares. The number of Common Shares beneficially owned by the Reporting Persons reported in this Schedule 13D does not include the 3,134,067 Common Shares issuable upon the exchange of 3,134,067 LLC Units directly held by CHI. The LLC Units may be exchanged, at the option of the LLC, for cash or Common Shares following the 12 month anniversary of the completion of the Business Combination at any time up until the fifth year following the completion of the Business Combination, at which time the LLC Units would be mandatorily exchangeable into cash or Common Shares at the LLC’s option.

As of the date of this Amendment No. 1, the parties to the Shareholder Agreement (the "Group") may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 347,188,262 shares representing 47.74% of the Issuer’s outstanding Common Shares, based in part on the information concerning beneficial ownership provided to the Reporting Persons by the other parties to the Shareholder Agreement. The members of the Group are each filing separate Schedules 13D to report the Common Shares that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Shareholder Agreement. Except as disclosed herein, this Amendment No. 1 does not reflect any shares of Common Stock beneficially owned by the other parties to the Shareholder Agreement.

(c) The Reporting Persons have not effected any transactions in Common Stock during the past 60 days, other than as disclosed in Item 4 of this Amendment No. 1 and Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 15, 2022	CANNAE HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	19,657,211	2.70%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Ste 600 San José, CA 95112	—
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)	—
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas TX 75225	19,555	Less than 1%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	19,555	Less than 1%
Frank R. Martire	Executive Chairman of NCR Corporation	3097 Satellite Blvd Bldg 700 Duluth, GA 3009	—
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	2,769,396 (3)	Less than 1%
Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204	33,333 (4)	Less than 1%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 Smyrna Beach FL 32169	—
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville FL 32256	—
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805 Marina Del Ray CA 90292	10,000	Less than 1%
David W. Ducommun	President of Cannae Holdings, Inc.	(2)	—
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	251,106	Less than 1%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	20,761(4)	Less than 1%
(1) To the best of the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134
(3) After the sale of 100,000 Warrants for approximately $0.07 per Warrant on November 11, 2022.
(4) For Ms. Meinhardt, including 8,333 Warrants; for Mr. Gravelle, includes 11,061 Warrants.

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(3)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)

(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.